EXHIBIT 99.2
Financial Statements of Fidelity National Information Services, Inc.,
a Delaware corporation

Report of Independent Registered Public Accounting Firm
The Board of Directors
Fidelity National Information Services, Inc.:
      We have audited the accompanying consolidated and combined balance sheets of Fidelity National Information Services, Inc. and subsidiaries and affiliates as of December 31, 2005 and 2004, and the related consolidated and combined statements of earnings, comprehensive earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.
      We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Fidelity National Information Services, Inc. and subsidiaries and affiliates as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
      As discussed in notes (1) and (18) to the consolidated and combined financial statements, the Company completed a merger with Certegy Inc. on February 1, 2006.
/s/ KPMG LLP
March 13, 2006
Jacksonville, FL
Certified Public Accountants

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES AND AFFILIATES
Consolidated and Combined Balance Sheets
December 31, 2005 and 2004
(In thousands)

	2005	2004

Assets
Current assets:
Cash and cash equivalents	$133,152	$190,888
Trade receivables, net of allowance for doubtful accounts of $17.9 million and $20.3 million, respectively, at December 31, 2005 and 2004	446,674	399,797
Receivable from related party	9,146	—
Prepaid expenses and other current assets	111,004	85,989
Deferred income taxes	105,845	99,136

Total current assets	805,821	775,810

Property and equipment, net of accumulated depreciation of $186.8 million and $123.2 million, respectively, at December 31, 2005 and 2004	220,425	216,978
Goodwill	1,787,713	1,757,757
Intangible assets, net of accumulated amortization of $292.7 million and $167.9 million, respectively, at December 31, 2005 and 2004	508,780	629,154
Computer software, net of accumulated amortization of $208.9 million and $116.1 million, respectively, at December 31, 2005 and 2004	451,993	372,610
Deferred contract costs	183,263	82,970
Investment in common stock and warrants of Covansys	136,024	138,691
Other noncurrent assets	95,002	28,886

Total assets	$4,189,021	$4,002,856

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$309,591	$248,268
Payable to related party	—	43,740
Current portion of long-term debt	33,673	13,891
Deferred revenues	254,534	237,126

Total current liabilities	597,798	543,025

Deferred revenues	111,536	86,626
Deferred income taxes	153,193	135,334
Long-term debt, excluding current portion	2,530,455	417,314
Other long-term liabilities	88,409	52,098

Total liabilities	3,481,391	1,234,397

Minority interest	13,060	13,615

Stockholders’ equity:
Preferred stock $0.01 par value; 200 million shares authorized, none issued and outstanding at December 31, 2005	—	—
Common stock $0.01 par value; 600 million shares authorized, 127.9 million shares issued and outstanding at December 31, 2005	1,279	—
Additional paid in capital	545,639	—
Retained earnings	156,127	—
Accumulated other comprehensive (loss) earnings	(8,475)	16,333
Net investment by FNF	—	2,738,511

Total stockholders’ equity	694,570	2,754,844

Total liabilities and stockholders’ equity	$4,189,021	$4,002,856

See accompanying notes to the consolidated and combined financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES AND AFFILIATES
Consolidated and Combined Statements of Earnings
Years ended December 31, 2005 and 2004 and 2003
(In thousands, except per share amounts)

	2005	2004	2003

Processing and services revenues, including $117.8 million, $101.2 million and $54.6 million of revenues from related parties for the years ended December 31, 2005, 2004 and 2003, respectively	$2,766,085	$2,331,527	$1,830,924
Cost of revenues, including depreciation and amortization of $252.5 million, $197.9 million and $120.4 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $3.0 million and $2.8 million of expenses to related parties in 2005 and 2004, respectively	1,793,285	1,525,174	1,101,569

Gross profit	972,800	806,353	729,355

Selling, general, and administrative expenses, including depreciation and amortization of $47.1 million, $40.5 million, and $23.6 million and expenses to related parties of $18.3 million, $67.9 million and $33.8 million for the years ended December 31, 2005, 2004 and 2003, respectively	422,623	432,310	331,751
Research and development costs	113,498	74,214	38,345

Operating income	436,679	299,829	359,259

Other income (expense):
Interest income	6,392	1,232	577
Interest expense	(126,778)	(4,496)	(1,569)
Loss on sale or issuance of subsidiary stock, net	—	—	(3,625)
Other income (expense)	(4,237)	18,175	963

Total other income (expense)	(124,623)	14,911	(3,654)

Earnings before income taxes, equity in earnings (loss) of unconsolidated entities and minority interest	312,056	314,740	355,605
Provision for income taxes	116,085	118,343	137,975

Earnings before equity in earnings (loss) of unconsolidated entities and minority interest	195,971	196,397	217,630
Equity in earnings (loss) of unconsolidated entities	5,029	(3,308)	(55)
Minority interest	(4,450)	(3,673)	(14,518)

Net earnings	$196,550	$189,416	$203,057

Pro forma net earnings per share—basic	$1.54	$1.48	$1.59

Pro forma weighted average shares outstanding—basic	127,920	127,920	127,920

Pro forma net earnings per share—diluted	$1.53	$1.48	$1.59

Pro forma weighted average shares outstanding—diluted	128,354	127,920	127,920

See accompanying notes to the consolidated and combined financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES AND AFFILIATES
Consolidated and Combined Statements of Comprehensive Earnings
Years ended December 31, 2005 and 2004 and 2003
(In thousands)

	2005	2004	2003

Net earnings	$196,550	$189,416	$203,057
Other comprehensive (loss) earnings:
Unrealized loss on Covansys warrants(1)	(3,704)	—	—
Unrealized gain on interest rate swaps(2)	3,192	—	—
Unrealized (loss) gain on other investments(3)	(4)	265	2,279
Unrealized (loss) gain on foreign currency translation	(19,488)	14,534	1,230
Minimum pension liability adjustment	(4,804)	—	—

Other comprehensive (loss) earnings	(24,808)	14,799	3,509

Comprehensive earnings	$171,742	$204,215	$206,566

(1)	Net of income tax benefit of $2.2 million in 2005.

(2)	Net of income tax expense of $2.0 million in 2005

(3)	Net of income tax expense of $0.1 million and $1.2 million in 2004 and 2003, respectively.
See accompanying notes to the consolidated and combined financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES AND AFFILIATES
Consolidated and Combined Statements of Stockholders’ Equity
Years ended December 31, 2005, 2004 and 2003
(In thousands)

						Accumulated
						other
				Additional		comprehensive	Total
	Common	Common	Net investment	Paid in	Retained	(loss)	Stockholders’
	Shares	Stock	by FNF	Capital	Earnings	earnings	Equity

Balances, December 31, 2002	$—	$—	$288,462	$—	$—	$(1,975)	$286,487
Unrealized gain on other investments, net	—	—	—	—	—	2,279	2,279
Unrealized gain on foreign currency translation	—	—	—	—	—	1,230	1,230
Contribution of capital, net	—	—	1,397,744	—	—	—	1,397,744
Net earnings	—	—	203,057	—	—	—	203,057

Balances, December 31, 2003	—	—	1,889,263	—	—	1,534	1,890,797
Unrealized gain on other investments, net	—	—	—	—	—	265	265
Unrealized gain on foreign currency translation	—	—	—	—	—	14,534	14,534
Contribution of capital, net	—	—	659,832	—	—	—	659,832
Net earnings	—	—	189,416	—	—	—	189,416

Balances, December 31, 2004	—	—	2,738,511	—	—	16,333	2,754,844
Net earnings from January 1, 2005 through March 8, 2005.	—	—	40,423	—	—	—	40,423
Dividends paid	—	—	(2,700,000)	—	—	—	(2,700,000)
Net distribution to parent	—	—	(6,719)	—	—	—	(6,719)
Capitalization of holding company	95,940	959	(72,215)	71,256	—	—	—
Sale of minority interest, net of offering costs	31,980	320	—	454,016	—	—	454,336
Stock-based compensation	—	—	—	20,367	—	—	20,367
Net earnings from March 9, 2005 to December 31, 2005	—	—	—	—	156,127	—	156,127
Unrealized loss on investments and derivatives, net	—	—	—	—	—	(516)	(516)
Unrealized loss on foreign currency translation	—	—	—	—	—	(19,488)	(19,488)
Minimum pension liability adjustment	—	—	—	—	—	(4,804)	(4,804)

Balances, December 31, 2005	127,920	$1,279	$—	$545,639	$156,127	$(8,475)	$694,570

See accompanying notes to the consolidated and combined financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES AND AFFILIATES
Consolidated and Combined Statements of Cash Flows
Years ended December 31, 2005 and 2004 and 2003
(In thousands)

	2005	2004	2003

Cash flows from operating activities:
Net earnings	$196,550	$189,416	$203,057
Adjustment to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	299,637	238,400	143,958
Loss (gain) on Covansys warrants	4,400	(15,800)	—
Stock-based compensation	20,367	15,436	3,804
Deferred income taxes	41,557	(11,003)	8,227
Equity in (earnings) loss of unconsolidated entities	(5,029)	3,308	55
Minority interest	4,450	3,673	14,518
Changes in assets and liabilities, net of effects from acquisitions:
Net increase in trade receivables	(39,011)	(27,795)	(50,168)
Net (increase) decrease in prepaid expenses and other assets	(91,831)	120,553	(1,414)
Net increase in deferred contract costs	(100,293)	(48,311)	(34,659)
Net increase in accounts payable, accrued liabilities, deferred revenue, and other liabilities	95,775	36,480	72,134

Net cash provided by operating activities	426,572	504,357	359,512

Cash flows from investing activities:
Additions to property and equipment	(79,567)	(72,947)	(57,049)
Additions to capitalized software	(159,098)	(104,555)	(48,212)
Acquisitions, net of cash acquired	(48,389)	(423,170)	(105,971)

Net cash used in investing activities	(287,054)	(600,672)	(211,232)

Cash flows from financing activities:
Borrowings	2,800,000	410,000	1,998
Debt service payments	(711,037)	(19,839)	(16,920)
Capitalized debt issuance costs	(33,540)	—	—
Sale of stock, net of transactions costs	454,336	—	—
Dividends paid	(2,700,000)	—	—
Net distribution to FNF	(7,013)	(195,007)	(96,983)

Net cash (used in) provided by financing activities	(197,254)	195,154	(111,905)

Net (decrease) increase in cash and cash equivalents	(57,736)	98,839	36,375
Cash and cash equivalents, beginning of year	190,888	92,049	55,674

Cash and cash equivalents, end of year	$133,152	$190,888	$92,049

Noncash contributions by FNF	$294	$854,839	$1,494,727

Cash paid for interest	$112,935	$3,615	$2,422

Cash paid for taxes	$83,829	$13,782	$10,018

See accompanying notes to the consolidated and combined financial statements.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies
      The following describes the significant accounting policies of Fidelity National Information Services, Inc. and subsidiaries and affiliates (collectively referred to as the “Company” or “FIS”) which have been followed in preparing the accompanying Consolidated and Combined Financial Statements. FIS comprises the former wholly and majority owned technology solutions, processing services and information based services businesses of Fidelity National Financial, Inc. and subsidiaries (collectively referred to as “FNF”). During 2005, the Company underwent a recapitalization and a 25% equity interest in the Company was sold to a group of private investors (see note 2). After the recapitalization transactions, the Company had 200 million shares of common stock outstanding at a par value of $0.0001 per share.
      On February 1, 2006, the Company completed a merger with Certegy Inc. (“Certegy”) (the “Merger”) (see note 18). As a result of the Merger, each outstanding share of FIS common stock was exchanged for 0.6396 shares of common stock of Certegy. All share and per share amounts disclosed in these financial statements and footnotes are presented as converted by the exchange ratio used in the merger.

(a)	Description of Business
      The Company is a leading provider of technology solutions, processing services, and information-based services to the financial services industry. The Company’s formation began in early 2004 and was substantially completed in March 2005, when all the entities, assets and liabilities that are included in these Consolidated and Combined Financial Statements were organized under one legal entity. The formation was accomplished through the contribution of entities and operating assets and liabilities to a newly formed subsidiary of FNF. The Consolidated and Combined Financial Statements included herein reflect the historical financial position, results of operations and cash flows of the businesses included in this formation.
      The Company offers technology services focused on two primary markets, financial institution processing and mortgage loan processing. The primary services provided are the provision of software applications that function as the underlying infrastructure of a financial institution’s transaction processing environment. These software applications include core bank processing software, which banks use to maintain the primary records of their customer accounts, and core mortgage processing software, which banks use to originate and service mortgage loans. The Company also provides a number of complementary software applications and services that interact directly with the core processing applications, including software applications that facilitate interactions between the financial institutions and their customers.
      The Company also offers customized outsourced business process and information solutions to lenders and loan services. This business provides loan facilitation services, which allow financial institutions to outsource their title and loan closing requirements in accordance with pre-selected criteria, regardless of the geographic location of the borrower or property. The Company also allows customers to outsource the business processes necessary to take a loan and the underlying real estate securing the loan through the default and foreclosure process. The Company utilizes its own resources and networks established with independent contractors to provide these outsourcing solutions. The Company also operates various property data and real estate-related services businesses. The Company’s property data and real estate-related services are utilized by mortgage lenders, investors and real estate professionals to complete residential real estate transactions throughout the U.S. The Company offers a comprehensive suite of services spanning the entire home purchase and ownership life cycle, from purchase through closing, refinancing, and resale.

(b)	Principles of Consolidation and Combination and Basis of Presentation
      The accompanying Consolidated and Combined Financial Statements include those assets, liabilities, revenues, and expenses directly attributable to FIS’s operations and allocations of certain FNF corporate assets, liabilities and expenses to FIS. These amounts have been allocated to FIS on a basis that is considered by management to reflect most fairly the utilization of the services provided to or the benefit obtained by the Company. Management believes the methods used to allocate these amounts are reasonable.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      All significant intercompany profits, transactions and balances have been eliminated in consolidation or combination. The financial information included herein does not necessarily reflect what the financial position and results of operations of the Company would have been had it operated as a stand-alone entity during the periods covered.
      The Company’s investments in less than 50% owned partnerships and affiliates are accounted for using the equity method of accounting.
      All dollars presented in the accompanying Consolidated and Combined Financial Statements (except per share amounts) are in thousands unless indicated otherwise.

(c)	Transactions with Related Parties
      The Company has historically conducted business with FNF and Fidelity National Title Group, Inc. (“FNT”). In March 2005, in connection with the recapitalization and sale of equity interest (see note 2), the Company entered into various agreements with FNF and FNT under which the Company will continue to provide title agency services, title plant management, and IT services. Further, the Company also entered into service agreements with FNF under which FNF and FNT will continue to provide corporate services to the Company. On February 1, 2006, in connection with the closing of the Certegy merger (see note 18), many of these agreements were amended and restated. The amended and restated agreements are based substantially on the same versions of the agreements that were originally executed in March 2005. A summary of these agreements is as follows:

•	Agreements to provide title agency services. These agreements allow the Company to provide services to existing customers through loan facilitation transactions, primarily with large national lenders. This arrangement involves the Company providing title agency services which result in the issuance of title policies by the Company on behalf of title insurance underwriters owned by FNT and subsidiaries. Subject to certain early termination provisions for cause, each of these agreements may be terminated upon five years’ prior written notice, which notice may not be given until after the fifth anniversary of the effective date of the agreement (thus effectively resulting in a minimum ten year term and a rolling one-year term thereafter).

•	Agreements to provide title plant maintenance and management. These agreements govern the fee structure by which the Company will be paid for maintaining, managing and updating title plants owned by FNT’s title underwriters in certain parts of the country. In the case of the maintenance agreement, the Company will be responsible for the costs of keeping the title plant assets current and functioning and in return will receive the revenue generated by those assets. The Company will pay FNF a royalty fee of 2.5% to 3.75% of the revenues received. Subject to certain early termination provisions for cause, each of these agreements may be terminated upon five years’ prior written notice, which notice may not be given until after the fifth anniversary of the effective date of the agreement (thus effectively resulting in a minimum ten year term and a rolling one-year term thereafter).

•	Agreement to provide information technology (“IT”) services. This arrangement governs the revenues to be earned by the Company for providing IT support services and software, primarily infrastructure support and data center management, to FNF and FNT. Subject to certain early termination provisions (including the payment of minimum monthly service and termination fees), this agreement has an initial term of five years with an option to renew for one or two additional years.

•	Agreements by FNF and FNT to provide corporate services to the Company. These agreements provide for FNF and FNT to continue to provide general management, accounting, treasury, tax, finance, legal, payroll, human resources, employee benefits, internal audit, mergers and acquisitions, and other corporate support to the Company. The pricing of these services will be at cost for services which are either directly attributable to the Company, or in certain circumstances, an allocation of the Company’s share of the total costs incurred by FNF or FNT in providing such services based on estimates that FNF, FNT and the Company believe to be reasonable.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      A detail of related party items included in revenues and expenses is as follows (in millions):

	2005	2004	2003

Data processing and services revenue	$56.9	$56.6	$12.4
Title plant information revenue	31.1	28.9	28.2
Software revenue	18.9	5.8	2.6
Other real-estate related services	10.9	9.9	11.4

Total revenue	117.8	101.2	54.6

Royalty expense	3.0	2.8	—
Rent expense	5.0	8.4	7.3
Data processing costs	—	—	5.4
Corporate services allocated	29.0	75.1	39.5
Licensing, leasing and cost share agreement	(15.7)	(15.6)	(18.4)

Total expenses	21.3	70.7	33.8

Total net impact of related party transactions	$96.5	$30.5	$20.8

      The Lender Services segment of FIS includes revenues generated from loan facilitation transactions with lenders. A significant part of those transactions involves title agency functions resulting in the issuance of title insurance policies by a title insurance underwriter owned by FNT. The Company also performs similar functions in connection with trustee sale guarantees, a form of title insurance that subsidiaries of FNT issue as part of the foreclosure process on a defaulted loan. The Lender Services segment includes revenues from unaffiliated third parties of $80.9 million, $92.2 million and $224.7 million for the years ended December 31, 2005, 2004 and 2003, respectively, representing commissions on title insurance policies written by the Company on behalf of title insurance subsidiaries of FNT. These commissions are equal to 88% of the total title premium from title policies that the Company places with subsidiaries of FNT.
      The Company’s property information division within the Information Services segment manages FNT’s title plant assets in certain areas of the United States. The underlying title plant information is owned by FNT title underwriters; the Company manages and updates the information in return for the right to sell it to title insurers, including FNT underwriters and other customers. As part of that management agreement, the Company earns all revenue generated by those assets, both from third party customers and from FNT and subsidiaries, and is also responsible for the costs related to keeping the title plant assets current and functioning on a daily basis and also pays FNT a royalty fee ranging from 2.5% to 3.75% of those revenues based on volume in 2005 and 2004. Had this agreement been in place for the year ended December 31, 2003, the Company would have recorded approximately $2.9 million in royalty expense during that period. This business requires, among other things, that the Company gather updated property information, organize it, input it into one of several systems, maintain or obtain the use of necessary software and hardware to store, access and deliver the data, sell and deliver the data to customers and provide various forms of customer support. The Company’s costs include personnel costs, charges of third parties such as government offices for title information, technology costs and other operating expenses. FNT benefits from having its title plant assets continually updated and accessible. Revenues related to the sale of property information were included in the Information Services segment for the years ended December 31, 2005, 2004 and 2003. The Information Services segment also has a subsidiary that provides software to FNT and earned revenues in 2005, 2004 and 2003. Also included in this segment are property data sales received from FNF and FNT for certain real estate related services for the years ended December 31, 2005, 2004 and 2003, respectively.
      Included in the Financial Institution Software and Services segment for the years ended December 31, 2005, 2004 and 2003, are data processing and services revenues from FNF and FNT relating to the provision of IT infrastructure support and data center management services. FIS began providing these services to FNF

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
and its subsidiaries in September 2003 and thus there were no revenues relating to these services in the first eight months of 2003. Prior to September 2003, a subsidiary of FNF provided these services to FIS.
      The Company has been reimbursed amounts from FNF or its subsidiaries related to various miscellaneous licensing, leasing, and cost sharing agreements during the years ended December 31, 2005, 2004 and 2003, respectively.
      FNF provides certain corporate services to the Company relating to general management, accounting, tax, finance, legal, payroll, human resources, internal audit and mergers and acquisitions. The cost of these services has been allocated or passed through to the Company from FNF based upon allocation bases including revenues, head count, specific identification and others. Also included in selling, general and administrative expenses are payments to a subsidiary of FNF for equipment leases during the years ended December 31, 2005, 2004 and 2003, respectively. The equipment covered by those leases was purchased by the Company during 2005 for $19.4 million.
      The Company believes the amounts earned from or charged by FNF to the Company under each of the foregoing service arrangements are fair and reasonable. Although the 88% commission rate earned by the Company’s Lender Services segment was set without negotiation, the Company believes it is consistent with the blended rate that would be available to a third party title agent given the amount and the geographic distribution of the business produced and the low risk of loss profile of the business placed. In connection with title plant management, the Company charges FNF title insurers for title information at approximately the same rates it and other similar vendors charge unaffiliated title insurers. The Company’s IT infrastructure support and data center management services to FNF and FNT is priced within the range of prices the Company offers to third parties for similar services.
      The Company owed FNF $43.7 million at December 31, 2004 relating to the various service agreements between the two companies and the Company’s share of income taxes payable by FNF. This amount represents only the net amount due under various service agreements and income taxes payable for November and December of 2004. Prior to November 2004, all amounts related to these items were considered capital contributions or dividends and included in the change in FNF’s net investment in the Company. Effective with the execution of the agreements described in note 2, amounts due to or from FNF are settled monthly.

(d)	Cash and Cash Equivalents
      For purposes of reporting cash flows, highly liquid instruments purchased with original maturities of three months or less are considered cash equivalents. The carrying amounts reported in the Consolidated and Combined Balance Sheets for these instruments approximate their fair value.

(e)	Fair Value of Financial Instruments
      The fair values of financial instruments, which include trade receivables and long-term debt, approximate their carrying values. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the values presented are not necessarily indicative of amounts the Company could realize or settle currently. The Company intends to hold such instruments to maturity. The Company holds, or has held, certain derivative instruments, specifically interest rate swaps, warrants and several put and call options relating to certain majority-owned subsidiaries (see note 1(f)).

(f)	Derivative Financial Instruments
      The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS No. 133”) as amended. During 2005, the Company engaged in hedging activities relating to its variable rate debt through the use of interest rate swaps. The Company designates these interest rate swaps as cash flow hedges. The estimated fair value of the cash flow hedges are recorded as an asset or liability of the Company and are included in the accompanying Consolidated and Combined Balance Sheet in other

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
noncurrent assets and or other long term liabilities, as appropriate, and as a component of accumulated other comprehensive earnings, net of deferred taxes. The amount included in accumulated other comprehensive earnings will be reclassified into interest expense as a yield adjustment as future interest payments are made on the Term Loan B facility. The Company’s existing cash flow hedges are highly effective and there is no current impact on earnings due to hedge ineffectiveness. It is the policy of the Company to execute such instruments with credit-worthy banks and not to enter into derivative financial instruments for speculative purposes.
      The Company also owns warrants to purchase additional shares of common stock of Covansys Corporation. From September 2004 (the date of initial purchase of Covansys stock and warrants) until March 25, 2005, the Company accounted for the warrants under SFAS No. 133. Under the provisions of SFAS No. 133, the warrants were considered derivative instruments and were recorded at a fair value of approximately $23.5 million on the date of acquisition. During the first quarter of 2005, the Company recorded a loss of $4.4 million on the decrease in fair value of the warrants through March 25, 2005 which is reflected in the Consolidated and Combined Statement of Earnings in other income and expense. On March 25, 2005, the terms of the warrants were amended such that the accounting for the investment in the warrants is now governed by the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and changes in the fair value of the warrants are recorded in other comprehensive earnings.
      During 2004, the Company did not engage in any hedging activities and thus recorded all derivative financial instruments at fair value in the Combined Balance Sheet and all changes in fair value were recognized in other income and expense in the Combined Statement of Earnings.

(g)	Trade Receivables, net
      A summary of trade receivables, net, at December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004

Trade receivables—billed	$367,225	$330,447
Trade receivables—unbilled	97,392	89,616

Total trade receivables	464,617	420,063
Allowance for doubtful accounts	(17,943)	(20,266)

Total trade receivables, net	$446,674	$399,797

(h)	Goodwill
      Goodwill represents the excess of cost over fair value of identifiable net assets acquired and liabilities assumed in business combinations. SFAS No. 142, Goodwill and Intangible Assets (“SFAS No. 142”) requires that intangible assets with estimable lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No 142 and SFAS No. 144 also provide that goodwill and other intangible assets with indefinite useful lives should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company measures for impairment on an annual basis during the fourth quarter using a September 30th measurement unless circumstances require a more frequent measurement.
      As required by SFAS No. 142, the Company completed its annual goodwill impairment test in the fourth quarter of 2005 on its reporting units, using a September 30, 2005 measurement date, and has determined that each of its reporting units has a fair value in excess of its carrying value. Accordingly, no goodwill impairment has been recorded.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(i)	Long-lived Assets
      SFAS No. 144 requires that long-lived assets and intangible assets with definite useful lives be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset.

(j)	Intangible Assets
      The Company has intangible assets which consist primarily of customer relationships and are recorded in connection with acquisitions at their fair value based on the results of valuations by third parties. Customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates up to a ten-year period. Intangible assets with estimated useful lives are reviewed for impairment in accordance with SFAS No. 144 while intangible assets that are determined to have indefinite lives are reviewed for impairment at least annually in accordance with SFAS No. 142.
      During 2005 and 2004, in accordance with SFAS No. 144, the Company determined that the carrying value of certain of its intangible assets, software and license fees was not recoverable and recorded an expense of $9.3 million and $6.3 million, respectively, relating to the impairment of these assets. Such expenses are included in other operating expenses in the Consolidated Statements of Earnings for the years ended December 31, 2005 and 2004.

(k)	Computer Software
      Computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. Purchased software is recorded at cost and amortized using the straight-line method over a 3-year period and software acquired in business combinations is recorded at its fair value and amortized using straight-line and accelerated methods over their estimated useful lives, ranging from five to ten years.
      Capitalized software development costs are accounted for in accordance with either SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“SFAS No. 86”), or with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). After the technological feasibility of the software has been established (for SFAS No. 86 software), or at the beginning of application development (for SOP No. 98-1 software), software development costs, which include salaries and related payroll costs and costs of independent contractors incurred during development, are capitalized. Research and development costs incurred prior to the establishment of technological feasibility (for SFAS No. 86 software), or prior to application development (for SOP No. 98-1 software), are expensed as incurred. Software development costs are amortized on a product-by-product basis commencing on the date of general release of the products (for SFAS No. 86 software) and the date placed in service for purchased software (for SOP No. 98-1 software). Software development costs (for SFAS No. 86 software) are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

(l)	Deferred Contract Costs
      Costs on software sales and outsourced data processing and application management arrangements, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of a contract are deferred and expensed over the contract life. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or transition activities and are primarily associated with installation of systems/processes and data conversion.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      In the event indications exist that a deferred contract cost balance related to a particular contract may be impaired, undiscounted estimated cash flows of the contract are projected over its remaining term and compared to the unamortized deferred contract cost balance. If the projected cash flows are not adequate to recover the unamortized cost balance, the balance would be adjusted to equal the contract’s net realizable value, including any termination fees provided for under the contract, in the period such a determination is made.

(m)	Property and Equipment
      Property and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed primarily using the straight-line method based on the estimated useful lives of the related assets: thirty years for buildings and three to seven years for furniture, fixtures and computer equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the initial term of the applicable lease or the estimated useful lives of such assets.

(n)	Income Taxes
      Through March 8, 2005, the Company’s operating results were included in FNF’s Consolidated U.S. Federal and State income tax returns. The provision for income taxes in the Consolidated and Combined Statements of Earnings is made at rates consistent with what the Company would have paid as a stand-alone taxable entity in those periods. Beginning on March 8, 2005, The Company became its own tax paying entity. The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred income taxes of changes in tax rates and laws, if any, are reflected in the consolidated and combined financial statements in the period enacted.

(o)	Revenue Recognition
      The following describes the Company’s primary types of revenues and its revenue recognition policies as they pertain to the types of transactions the Company enters into with its customers. The Company enters into arrangements with customers to provide services, software and software related services such as post-contract customer support and implementation and training either individually or as part of an integrated offering of multiple products and services. These products and services occasionally include offerings from more than one segment to the same customer. The revenues for services provided under these multiple element arrangements are recognized in accordance with the applicable revenue recognition accounting principles as further described below.
      In its financial institution processing and mortgage loan processing businesses, the Company recognizes revenues relating to bank processing services and mortgage processing services along with software licensing and software related services. Several of the Company’s contracts include a software license and one or more of the following services: data processing, development, implementation, conversion, training, programming, post-contract customer support and application management. In some cases, these services are offered in combination with one another and in other cases the Company offers them individually. Revenues from bank and mortgage processing services are typically volume-based depending on factors such as the number of accounts processed, transactions processed and computer resources utilized.
      The substantial majority of the revenues in the financial institution processing and mortgage loan processing businesses are from outsourced data processing and application management arrangements. Revenues from these arrangements are recognized as services are performed in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB No. 104”), Revenue Recognition and related interpretations. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
determinable; and (4) collectability is reasonably assured. Revenues and costs related to implementation, conversion and programming services associated with the Company’s data processing and application management agreements during the implementation phase are deferred and subsequently recognized using the straight-line method over the term of the related services agreement. The Company evaluates these deferred contract costs for impairment in the event any indications of impairment exist.
      In the event that the Company’s arrangements with its customers include more than one product or service, the Company determines whether the individual revenue elements can be recognized separately in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.
      If all of the products and services are software related products and services as determined under AICPA’s SOP 97-2 Software Revenue Recognition (“SOP 97-2”), and SOP 98-9 Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions (“SOP 98-9”) the Company applies these pronouncements and related interpretations to determine the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units.
      The Company recognizes software license and post-contract customer support fees as well as associated development, implementation, training, conversion and programming fees in accordance with SOP No. 97-2 and SOP No. 98-9. Initial license fees are recognized when a contract exists, the fee is fixed or determinable, software delivery has occurred and collection of the receivable is deemed probable, provided that vendor-specific objective evidence (“VSOE”) has been established for each element or for any undelivered elements. The Company determines the fair value of each element or the undelivered elements in multi-element software arrangements based on VSOE. If the arrangement is subject to accounting under SOP No. 97-2, VSOE for each element is based on the price charged when the same element is sold separately, or in the case of post-contract customer support, when a stated renewal rate is provided to the customer. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of fair value does not exist for one or more undelivered elements of a contract, then all revenue is deferred until all elements are delivered or fair value is determined for all remaining undelivered elements. Revenue from post-contract customer support is recognized ratably over the term of the agreement. The Company records deferred revenue for all billings invoiced prior to revenue recognition.
      With respect to a small percentage of revenues, the Company uses contract accounting, as required by SOP No. 97-2, when the arrangement with the customer includes significant customization, modification, or production of software. For elements accounted for under contract accounting, revenue is recognized in accordance with SOP 81-1, Accounting for Performance of Construction Type and Certain Production-Type Contracts, using the percentage-of-completion method since reasonably dependable estimates of revenues and contract hours applicable to various elements of a contract can be made. Revenues in excess of billings on these agreements are recorded as unbilled receivables and are included in trade receivables. Billings in excess of revenue recognized on these agreements are recorded as deferred revenue until revenue recognition criteria are met. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When the Company’s estimates indicate that the entire contract will be performed at a loss, a provision for the entire loss is recorded in that accounting period.
      The Company recognizes revenues from loan facilitation services which primarily consist of centralized title agency and closing services for various types of lenders. Revenues relating to centralized title agency and closing services are recognized at the time of closing of the related real estate transaction. Ancillary service fees are recognized when the service is provided. Revenue derived from these services is recognized as the services are performed in accordance with SAB No. 104 as described above.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The Company recognizes revenues on default management services provided to assist customers through the default and foreclosure process, including property preservation and maintenance services (such as lock changes, window replacement, debris removal and lawn service), posting and publication of foreclosure and auction notices, title searches, document preparation and recording services, and referrals for legal and property brokerage services. Revenue derived from these services is recognized as the services are performed in accordance with SAB No. 104 as described above.
      The Company records revenue from providing property data or data-related services. These services principally include appraisal and valuation services, property records information, real estate tax services, borrower credit and flood zone information and multiple listing software and services. Revenue derived from these services is recognized as the services are performed in accordance with SAB No. 104 as described above.
      The Company’s flood and tax units provide various services including life-of-loan-monitoring services. Revenue for life-of-loan services is deferred and recognized ratably over the estimated average life of the loan service period, which is determined based on the Company’s historical experience and industry data. The Company evaluates its historical experience on a periodic basis, and adjusts the estimated life of the loan service period prospectively. Revenue derived from software and service arrangements included in this segment is recognized in accordance with SOP No. 97-2 as discussed above. Revenues from other services in this segment are recognized as the services are performed in accordance with SAB No. 104 as described above.

(p)	Stock-Based Compensation Plans
      Certain FIS employees are participants in the Fidelity National Information Services, Inc. 2005 Stock Incentive Plans, which provide for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. Also, certain FIS employees are participants in FNF’s stock-based compensation plans.
      The Company accounts for stock-based compensation using the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) effective as of the beginning of 2003. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. The Company has elected to use the prospective method of transition, as permitted by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS No. 148”). Under this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. The Company has provided for stock compensation expense of $20.4 million, $15.4 million and $3.8 million for the years ended December 31, 2005, 2004 and 2003, respectively, which is included in selling, general, and administrative expense in the Consolidated and Combined Statements of Earnings, as a result of the adoption of SFAS No. 123.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net earnings for the years ended December 31, 2005, 2004 and 2003 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to all awards held by FIS employees who are plan participants (in thousands):

	2005	2004	2003

Net earnings, as reported	$196,550	$189,416	$203,057
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	12,589	9,569	2,358
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related income tax effects	(12,995)	(10,206)	(4,926)

Pro forma net earnings	$196,144	$188,779	$200,489

Earnings per share:
Basic — as reported	$1.54	$1.48	$1.59

Basic — pro forma	$1.53	$1.48	$1.57

Diluted — as reported	$1.53	$1.48	$1.59

Diluted — pro forma	$1.53	$1.48	$1.57

(q)	Foreign Currency Translation
      The functional currency for the foreign operations of the Company is either the U.S. Dollar or the local currency. For foreign operations where the local currency is the functional currency, the translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from the translation are included in accumulated other comprehensive earnings (loss) in the Consolidated and Combined Statements of Equity and are excluded from net earnings. Realized gains or losses resulting from other foreign currency transactions are included in other income (expense) and are insignificant in the years ended December 31, 2005, 2004 and 2003.

(r)	Management Estimates
      The preparation of these Consolidated and Combined Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated and Combined Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(s)	Unaudited Proforma Net Earnings per Share
      Unaudited pro forma net earnings per share is calculated for all periods presented using the 200 million shares of FIS outstanding following its recapitalization on March 9, 2005, as adjusted by the exchange ratio of 0.6396 (127.9 million shares) for the merger with Certegy Inc. on February 1, 2006 (see note 18).

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

	2005	2004	2003

Basic and diluted earnings	$196,550	$189,416	$203,057

Weighted average shares outstanding — basic	127,920	127,920	127,920
Plus: Common stock equivalent shares assumed from conversion of options	434	—	—

Weighted average shares outstanding — diluted	128,354	127,920	127,920

Basic earnings per share	$1.54	$1.48	$1.59

Diluted earnings per share	$1.53	$1.48	$1.59

(2)                 Recapitalization of FIS and Sale of Equity Interest
      On March 9, 2005, the recapitalization of FIS was completed through $2.8 billion in borrowings under new senior credit facilities consisting of an $800 million Term Loan A facility, a $2.0 billion Term Loan B facility (collectively, the Term Loan Facilities) and a $400 million revolving credit facility (the Revolver). The Company fully drew upon the entire $2.8 billion in Term Loan Facilities to complete the recapitalization while the Revolver remained undrawn at the closing. The current interest rate on the Term Loan A Facility and the Term Loan B Facility is LIBOR plus 1.50% (5.86% at December 31, 2005) and LIBOR plus 1.75% (6.11% at December 31, 2005), respectively. Bank of America, JP Morgan Chase, Wachovia Bank, Deutsche Bank and Bear Stearns lead a consortium of lenders providing the new senior credit facilities.
      The sale of the equity interest was accomplished through FIS selling a 25 percent equity interest to an investment group led by Thomas H. Lee Partners (THL) and Texas Pacific Group (TPG). The Company issued a total of 32 million shares of common stock of FIS to the investment group for a total purchase price of $500 million. A new Board of Directors was created at FIS, with William P. Foley, II, current Chairman and Chief Executive Officer of FNF, serving as Chairman and Chief Executive Officer of FIS. FNF appointed four additional members to the FIS Board of Directors, while each of THL and TPG has appointed two new directors. Subsequent to December 31, 2005 the Company closed its merger with Certegy and further changes were made to the Board of Directors. (See note 18) The following steps were undertaken to consummate the recapitalization plan and equity interest sale. On March 8, 2005, the Company declared and paid a $2.7 billion dividend to FNF in the form of a note. On March 9, 2005, the Company borrowed $2.8 billion under its new senior credit facilities and then paid FNF $2.7 billion, plus interest in repayment of the note. The equity interest sale was then closed through the payment of $500 million from the investment group led by THL and TPG to the Company. The Company then repaid approximately $410 million outstanding under its November 8, 2004 credit facility. Finally, the Company paid all expenses related to the transactions. These expenses totaled $79.2 million, consisting of $33.5 million in financing fees and $45.7 million in fees relating to the equity interest sale, including placement fees payable to the investors.
(3)                 Acquisitions
      The results of operations and financial position of the entities acquired during the years ended December 31, 2005, 2004 and 2003 are included in the Consolidated and Combined Financial Statements from and after the date of acquisition. These acquisitions were made by the Company or FNF and then contributed to FIS by FNF. The acquisitions made by FNF and contributed to FIS are included in the related Consolidated and Combined Financial Statements as capital contributions. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed based on third party valuations with any excess cost over fair value being allocated to goodwill. There were no significant acquisitions completed during 2005.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
Significant 2004 acquisitions:
     Aurum Technology, Inc.
      On March 11, 2004, FNF acquired Aurum Technology, Inc. (Aurum) for $306.4 million, comprised of $185.0 million in cash and FNF common stock valued at $121.4 million. Aurum is a provider of outsourced and in-house information technology solutions for the community bank and credit union markets.
      The assets acquired and liabilities assumed in the Aurum acquisition were as follows (in thousands):

Tangible assets	$39,373
Computer software	24,928
Intangible assets	44,803
Goodwill	255,399
Liabilities assumed	(58,134)

Total purchase price	$306,369

     Sanchez Computer Associates, Inc.
      On April 14, 2004, FNF acquired Sanchez Computer Associates, Inc. (Sanchez) for $183.7 million, comprised of $88.1 million in cash and FNF common stock valued $88.1 million with the remaining purchase price of $7.5 million relating to the issuance of FNF stock options for vested Sanchez stock options. Sanchez develops and markets scalable and integrated software and services that provide banking, customer integration, outsourcing and wealth management solutions to financial institutions in several countries. Sanchez’ primary application offering is Sanchez Profiletm, a real-time, multi-currency, strategic core banking deposit and loan processing system that can be utilized on both an outsourced and in-house basis.
      The assets acquired and liabilities assumed in the Sanchez acquisition were as follows (in thousands):

Tangible assets	$28,662
Computer software	29,331
Intangible assets	19,638
Goodwill	127,630
Liabilities assumed	(21,591)

Total purchase price	$183,670

     Kordoba
      On September 30, 2004, FNF acquired a 74.9% interest in KORDOBA Gesellschaft fur Bankensoftware mbH & Co. KG, Munich, or Kordoba, a provider of core processing software and outsourcing solutions to the German banking market, from Siemens Business Services GmbH & Co. OHG (Siemens). The acquisition price was $123.6 million in cash. The Company recorded the Kordoba acquisition based on its proportional share of the fair value of the assets acquired and liabilities assumed on the purchase date. On September 30, 2005, the Company completed the step acquisition by purchasing the remaining 25.1% of Kordoba for $39.7 million.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The assets acquired and liabilities assumed in the Kordoba acquisition (including the 25.1% minority interest acquisition) were as follows (in thousands):

Tangible assets	$122,938
Computer software	34,039
Intangible assets	35,372
Goodwill	105,664
Liabilities assumed	(134,767)

Total purchase price	$163,246

     InterCept, Inc.
      On November 8, 2004, the Company acquired all of the outstanding stock of InterCept, Inc. (InterCept) for $18.90 per share. The total purchase price was approximately $419.4 million which included $407.3 million of cash with the remaining purchase price relating to the issuance of FNF options for vested InterCept options. InterCept provides both outsourced and in-house, fully integrated core-banking solutions for community banks, including loan and deposit processing and general ledger and financial accounting operations. InterCept also operates significant item processing and check imaging operations, providing imaging for customer statements, clearing and settlement, reconciliation and automated exception processing in both outsourced and in-house relationships for customers.
      The assets acquired and liabilities assumed in the InterCept acquisition were as follows (in thousands):

Tangible assets	$70,833
Computer software	12,700
Intangible assets	125,795
Goodwill	267,079
Liabilities assumed	(57,048)

Total purchase price	$419,359

      Selected unaudited pro forma combined results of operations for the years ended December 31, 2005 and 2004, assuming the above acquisitions and the recapitalization and sale of equity interest (see note 2) had occurred as of January 1, 2004, and using actual general and administrative expenses prior to the acquisition, are set forth below (in thousands):

	Year Ended December 31,

	2005	2004

Total revenue	$2,766,085	$2,649,953
Net earnings	$184,650	$124,983
Pro forma earnings per share — basic	$1.44	$.98
Pro forma earnings per share — diluted	$1.44	$.98
Significant 2003 acquisitions
     Alltel Information Services, Inc.
      On January 28, 2003, FNF entered into a stock purchase agreement with ALLTEL Corporation, Inc., a Delaware corporation (ALLTEL), to acquire from ALLTEL its financial services division, ALLTEL Information Services, Inc. (AIS). On April 1, 2003, FNF closed the acquisition and subsequently renamed the division Fidelity Information Services (FI). FI is one of the largest providers of information-based technology solutions and processing services to the mortgage and financial services industries.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      FNF acquired FI for approximately $1.1 billion (including the payment for certain working capital adjustments and estimated transaction costs), consisting of $794.6 million in cash and $275.0 million of FNF’s common stock.
      The assets acquired and liabilities assumed in the FI acquisition were as follows (in thousands):

Tangible assets	$298,960
Computer software	95,000
Intangible assets	348,000
Goodwill	450,743
Liabilities assumed	(123,082)

Total purchase price	$1,069,621

      The Company is amortizing the intangible assets using an accelerated method which takes into consideration expected customer attrition rates over a 10-year period. The acquired software is amortized over a ten-year period using an accelerated method that contemplates the period of expected economic benefit and future enhancements to the underlying software. Under the terms of the stock purchase agreement, the Company made a joint election with ALLTEL to treat the acquisition as a sale of assets in accordance with Section 338 (h) (10) of the Internal Revenue Code, which resulted in the revaluation of the assets acquired to fair value for income tax purposes. As such, the fair value assignable to the historical assets, as well as intangible assets and goodwill, is deductible for federal and state income tax purposes.
     Fidelity National Information Solutions, Inc.
      On September 30, 2003, FNF acquired the outstanding minority interest of Fidelity National Information Solutions, Inc. (FNIS), its publicly traded majority-owned real estate information services subsidiary that provides property data and real estate related services. In the acquisition, each share of FNIS common stock (other than FNIS common stock the Company already owned) was exchanged for 0.83 shares of FNF’s common stock for a total purchase price of $243.7 million.
      The Company recorded its proportional share of the fair value of the assets acquired and liabilities assumed in the FNIS minority interest acquisition as follows (in thousands):

Computer software	$13,069
Intangible assets	75,827
Goodwill	154,831

Total purchase price	$243,727

Other acquisitions
      Additionally, the following transactions with acquisition prices between $10 million and $100 million each were entered into by FNF and subsequently contributed to the Company during the period from January 1, 2003 through December 31, 2005:

Name of Company Acquired	Date Acquired	Purchase Price

Lender’s Service, Inc	February 10, 2003	$75.0 million
Webtone Technologies, Inc	September 2, 2003	$90.0 million
Hansen Quality Loan Services, LLC(i)	February 27, 2004	$34.0 million
Bankware	April 7, 2004	$55.7 million
Geotrac, Inc	July 2, 2004	$40.0 million
ClearPar LLC	December 13, 2004	$33.1 million

(i)	Represents purchase by FNF of the remaining 45% interest not already owned by the Company.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
(4) Investment in Covansys Corporation
      On September 15, 2004, FNF acquired 11 million shares of common stock and warrants to purchase 4 million additional shares of Covansys Corporation (Covansys), a publicly traded U.S. based provider of application management and offshore outsourcing services with India based operations for $121.0 million in cash. FNF subsequently contributed the common stock and warrants to the Company which resulted in the Company owning approximately 29% of the common stock of Covansys. The Company accounts for the investment in common stock using the equity method of accounting and, until March 24, 2005, accounted for the warrants under SFAS No. 133. Under SFAS No. 133, the warrants were considered derivative instruments and were recorded at a fair value of approximately $23.5 million on the date of acquisition. On March 25, 2005, the terms of the warrants were amended to add a mandatory holding period subsequent to exercise of the warrants and eliminate a cashless exercise option available to the Company. Following these amendments, the accounting for the warrants is now governed by the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and changes in the fair value of the warrants are recorded through equity in other comprehensive earnings (loss).
      The Company also entered into a master service provider agreement with Covansys which requires the Company to purchase a minimum of $150 million in services over a five year period expiring June 30, 2009 or be subject to certain penalties if defined spending thresholds are not met. The Company is subject to penalties up to $8.0 million in the event that certain annual thresholds are not met and a final penalty equal to 6.67% of the unmet commitment. The first annual spending threshold is $50.0 million from the contract begin date through June 30, 2006. Failure to meet this threshold amount will result in a penalty due of $1.0 million. Through December 31, 2005, the Company had spent approximately $20.8 million under the terms of this agreement, substantially less than required to meet the June 30, 2006 threshold. As a result the $1 million penalty has been accrued and is included in selling, general and administrative expenses in the year ended December 31, 2005 Consolidated and Combined Statement of Earnings.
      An unaudited summary consolidated balance sheet of Covansys for December 31, 2005 and December 31, 2004 is as follows (in thousands):

	December 31, 2005	December 31, 2004

Current assets	$204,637	$183,582
Property and equipment	36,656	29,762
Goodwill	21,893	19,148
Other assets	8,075	16,310

Total assets	$271,261	$248,802

Current liabilities	$59,727	$71,149
Other liabilities	3,674	3,462
Shareholders’ equity	207,860	174,191

Total liabilities and shareholders’ equity	$271,261	$248,802

      An unaudited summary income statement for Covansys for the year ended December 31, 2005 and for the three months from the acquisition date to December 31, 2004 is as follows (in thousands):

		Three months
	Year Ended	ending
	December 31, 2005	December 31, 2004

Revenue	$434,120	$99,171
Net income	$37,538	$9,224

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(5)	Property and Equipment
      Property and equipment as of December 31, 2005 and 2004 consists of the following (in thousands):

	2005	2004

Land	$9,235	$9,493
Buildings	90,031	91,438
Leasehold improvements	33,779	24,780
Computer equipment	212,790	188,371
Furniture, fixtures, and other equipment	61,435	26,057

	407,270	340,139
Accumulated depreciation and amortization	(186,845)	(123,161)

	$220,425	$216,978

      Depreciation and amortization expense on property and equipment amounted to $68.4 million, $58.2 million and $36.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.

(6)	Goodwill
      Changes in goodwill, net of purchase accounting adjustments, during the years ended December 31, 2005 and 2004 are summarized as follows (in thousands):

	Financial
	Institution	Default
	Software and	Management	Lender	Information
	Services	Services	Services	Services	Total

Balance, December 31, 2003	$562,660	$20,590	$64,989	$317,774	$966,013
Goodwill acquired during 2004	744,466	228	(3,537)	50,587	791,744

Balance, December 31, 2004	1,307,126	20,818	61,452	368,361	1,757,757
Goodwill acquired during 2005	26,220	3,401	176	159	29,956

Balance, December 31, 2005	$1,333,346	$24,219	$61,628	$368,520	$1,787,713

(7)	Intangible Assets
      Intangible assets, as of December 31, 2005 and 2004, consist of the following (in thousands):

		Accumulated
	Cost	Amortization	Net

2005:
Customer relationships	$756,403	$292,731	$463,672
Trademarks	45,108	—	45,108

	$801,511	$292,731	$508,780

2004:
Customer relationships	$752,041	$167,898	$584,143
Trademarks	45,011	—	45,011

	$797,052	$167,898	$629,154

      Amortization expense for intangible assets with definite lives was $125.4 million, $104.9 million and $49.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Intangible assets, other

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
than those with indefinite lives, are amortized over their estimated useful lives ranging from 5 to 10 years using accelerated methods. Estimated amortization expense for the next five years is $104.1 million for 2006, $89.2 million for 2007, $75.2 million for 2008, $61.6 million for 2009, and $47.6 million for 2010.

(8)	Computer Software
      Computer software as of December 31, 2005 and 2004 consists of the following (in thousands):

	2005	2004

Software from business acquisitions	$327,346	$299,047
Capitalized software development costs	264,537	133,864
Purchased software	69,040	55,767

Computer software	660,923	488,678
Accumulated amortization	(208,930)	(116,068)

Computer software, net of accumulated amortization	$451,993	$372,610

      Amortization expense for computer software was $91.7 million, $69.9 million and $56.6 million for 2005, 2004 and 2003, respectively.

(9)	Deferred Contract Costs
      A summary of deferred contract costs as of December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004

Installations and conversions in progress	$48,574	$16,905
Installations and conversions completed, net	116,381	60,118
Other, net	18,308	5,947

Total deferred contract costs	$183,263	$82,970

      Amortization of deferred contract costs was $14.2 million, $5.4 million and $2.0 million for the years ended December 31, 2005, 2004, and 2003, respectively.

(10)	Accounts Payable and Accrued Liabilities
      Accounts payable and accrued liabilities as of December 31, 2005 and 2004 consists of the following (in thousands):

	2005	2004

Salaries and incentives	$96,492	$73,292
Accrued benefits	24,346	11,675
Trade accounts payable	43,648	44,034
Accrued foreign trade and sales tax	25,868	2,062
Other accrued taxes (other than income)	10,068	3,592
Other accrued liabilities	109,169	113,613

	$309,591	$248,268

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(11)	Long-Term Debt
      Long-term debt as of December 31, 2005 and 2004 consists of the following (in thousands):

	2005	2004

Term Loan B Facility, secured, interest payable at LIBOR plus 1.75% (6.11% at December 31, 2005), 0.25% quarterly principal amortization, due March 2013	$1,760,000	$—
Term Loan A Facility, secured, interest payable at LIBOR plus 1.50% (5.86% at December 31, 2005), 0.25% quarterly principal amortization, due March 2011	794,000	—
Syndicated credit agreement, secured, interest due quarterly at LIBOR plus 1.50%, unused portion of $400 million at December 31, 2005	—	—
Revolving credit facility, paid in full and terminated on March 9, 2005	—	410,000
Other promissory notes with various interest rates and maturities	10,128	21,205

	2,564,128	431,205
Less current portion	(33,673)	(13,891)

Long-term debt, excluding current portion	$2,530,455	$417,314

      On March 9, 2005, the Company entered into a Credit Agreement, dated as of March 9, 2005, with Bank of America, as Administrative Agent and other financial institutions (the “Credit Agreement”).
      The Credit Agreement replaces a $500 million Revolving Credit Agreement, dated as of November 8, 2004, among the Company, as borrower, and Wachovia Bank, National Association, as Administrative Agent and Swing Line Lender, (the “Wachovia Credit Agreement”), which was repaid and terminated on March 9, 2005. On the date of its termination, approximately $410 million was outstanding under the Wachovia Credit Agreement and no early termination penalties were incurred.
      The Credit Agreement provides for an $800 million six-year term facility (“Term A Loans”), a $2.0 billion eight-year term facility (“Term B Loans”) and a $400 million revolving credit facility maturing on the sixth anniversary of the closing date. The term facilities were fully drawn on the closing date while the revolving credit facility was undrawn on the closing date. The Company has provided an unconditional guarantee of the full and punctual payment of the obligations under the Credit Agreement and related loan documents.
      Under the terms of the Credit Agreement, the Company has granted a first priority (subject to certain exceptions) security interest in substantially all of its personal property, including shares of stock and other ownership interests.
      Amounts under the revolving credit facility may be borrowed, repaid and re-borrowed from time to time until the maturity of the revolving credit facility. The term facilities are subject to quarterly amortization of principal in equal installments of 0.25% of the principal amount with the remaining balance payable at maturity. In addition to the scheduled amortization, and with certain exceptions, the term loans are subject to mandatory prepayment from excess cash flow, issuance of additional equity and debt and certain sales of assets. Voluntary prepayments of both the term loans and revolving loans and commitment reductions of the revolving credit facility under the Credit Agreement are permitted at any time without fee upon proper notice and subject to a minimum dollar requirement. Revolving credit borrowings and Term A Loans bear interest at a floating rate, which will be, at the Company’s option, either the British Bankers Association LIBOR or a base rate plus, in both cases, an applicable margin, which is subject to adjustment based on the performance of the Company. The Term B Loans bear interest at either the British Bankers Association LIBOR plus 1.75% per annum or, at the Company’s option, a base rate plus 0.75% per annum.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The credit facilities contain affirmative, negative, and financial covenants customary for financings of this type, including, among other things, limits on the creation of liens, limits on the incurrence of indebtedness, restrictions on investments and dispositions, limitations on dividends and other restricted payments and capital expenditures, a minimum interest coverage ratio, and a maximum secured leverage ratio. The Company’s management believes that the Company is in compliance with all covenants related to credit agreements at December 31, 2005.
      On April 11, 2005, the Company entered into interest rate swap agreements which have effectively fixed the interest rate at approximately 6.1% through April 2008 on $350 million of the Term Loan B Facility and at approximately 5.9% through April 2007 on an additional $350 million of the Term Loan B Facility. The Company has designated these interest rate swaps as cash flow hedges in accordance with SFAS No. 133. The estimated fair value of the cash flow hedges results in an asset to the Company of $5.2 million, as of December 31, 2005 which is included in the accompanying Consolidated Balance Sheet in other noncurrent assets and as a component of accumulated other comprehensive earnings, net of deferred taxes. The amount included in accumulated other comprehensive earnings will be reclassified into interest expense as a yield adjustment as future interest payments are made on the Term Loan B Facility. The Company’s existing cash flow hedges are highly effective and there is no current impact on earnings due to hedge ineffectiveness. It is the policy of the Company to execute such instruments with credit-worthy banks and not to enter into derivative financial instruments for speculative purposes.
      Principal maturities for the next five years ending December 31 are as follows (in thousands):

2006	$33,673
2007	31,607
2008	28,538
2009	28,310
2010	28,000
Thereafter	2,414,000

$2,564,128

(12)	Income Taxes
      Income tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003 consists of the following (in thousands):

	2005	2004	2003

Current provision (benefit):
Federal	$70,669	$105,682	$106,945
State	12,973	17,656	17,107
Foreign	(9,114)	6,008	5,696

Total current provision	$74,528	$129,346	$129,748

Deferred provision (benefit):
Federal	$22,827	$(11,242)	$7,142
State	3,172	239	1,085
Foreign	15,558	—	—

Total deferred provision	41,557	(11,003)	8,227

Total provision for income taxes	$116,085	$118,343	$137,975

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2005, 2004 and 2003 is as follows (in thousands):

	2005	2004	2003

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	5.6	5.9	5.2
Federal benefit of state taxes	(2.1)	(2.1)	(1.8)
Change in valuation allowance	0.0	(0.9)	0.8
Other	(1.3)	(0.3)	(0.4)

Effective income tax rate	37.2%	37.6%	38.8%

      The significant components of deferred income tax assets and liabilities at December 31, 2005 and 2004 consist of the following (in thousands):

	2005	2004

Deferred income tax assets:
Deferred revenue	$88,272	$55,439
Net operating loss carryforwards	44,083	56,247
Allowance for doubtful accounts	5,637	5,387
Employee benefit accruals	24,346	19,102
Foreign tax credit carryforwards	11,052	2,152
Other	16,278	13,428

Total gross deferred income tax assets	189,668	151,755
Less valuation allowance	(9,203)	(3,047)

Total deferred income tax assets	180,465	148,708

Deferred income tax liabilities:
Deferred contract costs	55,538	27,597
Amortization of goodwill, intangible assets, and computer software	162,599	151,327
Other	9,676	5,982

Total deferred income tax liabilities	227,813	184,906

Net deferred income tax liability	$47,348	$36,198

      Deferred income taxes have been classified in the Consolidated and Combined Balance Sheets as of December 31, 2005 and 2004 as follows (in thousands):

	2005	2004

Current assets	$105,845	$99,136
Noncurrent liabilities	153,193	135,334

Net deferred income tax liability	$47,348	$36,198

      Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its net deferred income tax assets. A valuation allowance is established for any portion of a deferred income tax asset that management believes it is more likely than not that the Company will not be able to realize the benefits of such deferred income tax assets. Adjustments to the valuation allowance will be made if there is a change in management’s assessment of the amount of deferred income tax asset that is realizable.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2005 and 2004, the Company has federal net operating loss carryforwards of $91.8 million and $146.1 million, respectively, which expire between 2019 and 2024. The Company also has Canadian net operating loss carryforwards of $20.5 million as of December 31, 2005 which will begin to expire in 2006. As of December 31, 2005, the Company has a valuation allowance against $15.5 million of the Canadian net operating losses for which management believes it is likely that it will not realize any benefits. At December 31, 2005 and 2004, the Company had foreign tax credit carryovers of $11.1 million and $2.2 million, respectively, which expire between 2010 and 2015. As of December 31, 2005, the Company has a valuation allowance against $2.2 million of foreign tax credits for which management believes it is likely that it will not realize the benefit.
      As of January 1, 2005, the Internal Revenue Service has selected the Company to participate in a new pilot program (Compliance Audit Program or CAP) that is a real-time audit for 2005 and future years. The Internal Revenue Service is also currently examining FNF’s tax returns for years 2002, 2003, and 2004. Management believes the ultimate resolution of these examinations will not result in material adverse effect to the Company’s financial position or results of operations and has provided for taxes and related interest for any adjustments that are expected to result from the audits.
      The Company provides for United States income taxes on earnings of foreign subsidiaries unless they are considered permanently reinvested outside the United States. At December 31, 2005, the cumulative earnings on which United States taxes have not been provided for were $7.7 million. If these earnings were repatriated to the United States, they would generate foreign tax credits that could reduce the federal tax liability associated with the foreign dividend.

(13)	Commitments and Contingencies

Litigation
      In the ordinary course of business, we are involved in various pending and threatened litigation matters related to our operations, some of which include claims for punitive or exemplary damages. We believe that no actions, other than those listed below, depart from customary litigation incidental to our business. As background to the disclosure below, please note the following:

•	These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including but not limited to the underlying facts of each matter, novel legal issues, variations between jurisdictions in which matters are being litigated, differences in applicable laws and judicial interpretations, the length of time before many of these matters might be resolved by settlement or through litigation and, in some cases, the timing of their resolutions relative to other similar cases brought against other companies and the current challenging legal environment faced by large corporations.

•	In these matters, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of compensatory damages. In most cases, the monetary damages sought include punitive or treble damages. Often more specific information beyond the type of relief sought is not available because plaintiffs have not requested more specific relief in their court pleadings. In general, the dollar amount of damages sought is not specified. In those cases where plaintiffs have made a specific statement with regard to monetary damages, they often specify damages just below a jurisdictional limit regardless of the facts of the case. This represents the maximum they can seek without risking removal from state court to federal court. In our experience, monetary demands in plaintiffs’ court pleadings bear little relation to the ultimate loss, if any, we may experience.

•	We review these matters on an on-going basis and follow the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies” when making accrual and

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

disclosure decisions. When assessing reasonably possible and probable outcomes, we base our decision on our assessment of the ultimate outcome following all appeals.

•	In the opinion of our management, while some of these matters may be material to our operating results for any particular period if an unfavorable outcome results, none will have a material adverse effect on our overall financial condition.
      The Company, together with FNF and certain of its employees, were named on March 6, 2006 as defendants in a civil lawsuit brought by Grace & Digital Information Technology Co., Ltd. (“Grace”), a Chinese company that formerly acted as a sales agent for Alltel Information Services (“AIS”).
      Grace originally filed a lawsuit in December 2004 in state court in Monterey County, California, alleging that FIS breached the sales agency agreement between Grace and AIS by failing to pay Grace commissions on certain contracts in 2001 and 2003. However, the 2001 contracts were never completed and the 2003 contracts, as to which Grace provided no assistance, were for a different project and were executed one and one-half years after FIS terminated the sales agency agreement with Grace. In addition to its breach of contract claim, Grace also alleged that FNF violated the Foreign Corrupt Practices Act (FCPA) in its dealings with a bank customer in China. FNF denied Grace’s allegations in this California lawsuit.
      In December 2005, the Monterey County court dismissed the lawsuit on the grounds of inconvenient forum. On March 6, 2006, Grace filed a new lawsuit in the United States District Court for the Middle District of Florida arising from the same transaction, and added an additional allegation to its complaint that FNF violated the Racketeer Influenced and Corrupt Organizations Act (RICO) in its dealings with the same bank customer. FNF and its subsidiaries intend to defend this case vigorously. On March 7, 2006, FNF filed its motion to dismiss this lawsuit and denied Grace’s underlying allegations.
      FNF and its counsel have investigated these allegations and, based on the results of the investigations, FNF does not believe that there have been any violations of the FCPA or RICO, or that the ultimate disposition of these allegations or the lawsuit will have a material adverse impact on FNF’s or any of its subsidiaries’ financial position, results of operations or cash flows. FNF is fully cooperating with the Securities and Exchange Commission and the U.S. Department of Justice in connection with their inquiry into these allegations.
      On July 15, 2004, Sourceprose Corporation (“SP”) filed a complaint in the U.S. District Court, Eastern District of Texas, Marshall Division, against Fidelity National Financial, Inc., (“FNF”) and four of its subsidiaries, Fidelity National Information Solutions, Inc., Fidelity Information Services, Inc., FNIS Flood Services, L.P. (d/b/a LSI Flood Services) and Geotrac, Inc. (collectively, the “Fidelity Defendants”). SP alleges that it is the owner assignee of certain patents covering systems and methods for performing manually assisted flood zone determinations, which have been infringed by the Fidelity Defendants’ use of certain practices within the scope of such patents, including the performance of manually assisted flood zone determinations. SP seeks a declaration that the patents are valid and enforceable, a declaration that the patents were and are infringed by the Fidelity Defendants, preliminary and permanent injunctions against the alleged infringement and actual and treble damages, interest, costs and attorneys’ fees. The Fidelity Defendants have filed summary judgment motions that SP opposed, but the court has not yet ruled on these motions. The lawsuit is set for trial on April 3, 2006. The Fidelity Defendants intend to vigorously defend this action.

Indemnifications and Warranties
      The Company often indemnifies its customers against damages and costs resulting from claims of patent, copyright, or trademark infringement associated with use of its software through software licensing agreements. Historically, the Company has not made any payments under such indemnifications, but continues to monitor the conditions that are subject to the indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses when they are estimable. In addition, the Company warrants to

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
customers that its software operates substantially in accordance with the software specifications. Historically, no costs have been incurred related to software warranties and none are expected in the future, and as such no accruals for warranty costs have been made.

Escrow Arrangements
      In conducting its operations, the Company routinely holds customers’ assets in escrow, pending completion of real estate transactions. Certain of these amounts are maintained in segregated bank accounts and have not been included in the accompanying Consolidated and Combined Balance Sheets. The Company has a contingent liability relating to proper disposition of these balances, which amounted to $3.3 billion at December 31, 2005. As a result of holding these customers’ assets in escrow, the Company has ongoing programs for realizing economic benefits during the year through favorable borrowing and vendor arrangements with various banks. There were no investments or loans outstanding as of December 31, 2005 related to these arrangements.

Leases
      The Company leases certain of its property under leases which expire at various dates. Several of these agreements include escalation clauses and provide for purchases and renewal options for periods ranging from one to five years.
      Future minimum operating lease payments for leases with remaining terms greater than one year for each of the years in the five years ending December 31, 2010, and thereafter in the aggregate, are as follows (in thousands):

2006	$38,750
2007	32,518
2008	26,278
2009	21,010
2010	12,395
Thereafter	12,638

Total	$143,589

      In addition, the Company has operating lease commitments relating to office equipment and computer hardware with annual lease payments approximately $15 million per year which renew on a short-term basis.
      Rent expense incurred under all operating leases during the years ended December 31, 2005, 2004 and 2003, was $61.1 million, $52.6 million, and $32.7 million, respectively.

(14)	Employee Benefit Plans

Stock Purchase Plan
      FIS employees participate in the Fidelity National Financial, Inc. Employee Stock Purchase Plan (ESPP). Under the terms of the ESPP and subsequent amendments, eligible employees may voluntarily purchase, at current market prices, shares of FNF’s common stock through payroll deductions. Pursuant to the ESPP, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. Shares purchased are allocated to employees, based upon their contributions. The Company contributes varying matching amounts as specified in the ESPP. The Company recorded $11.1 million, $8.1 million, and $4.3 million, respectively, for the years ended December 31, 2005, 2004 and 2003 relating to the participation of FIS employees in the ESPP.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

401(k) Profit Savings Plan
      The Company’s employees are covered by a qualified 401(k) plan sponsored by FNF. Eligible employees may contribute up to 40% of their pretax annual compensation, up to the amount allowed pursuant to the Internal Revenue Code. FNF generally matches 50% of each dollar of employee contribution up to 6% of the employee’s total eligible compensation. The Company recorded $15.7 million, $12.7 million, and $8.5 million, respectively, for the years ended December 31, 2005, 2004 and 2003 relating to the participation of FIS employees in the 401(k) plan.

Stock Option Plans
      Certain FIS employees are participants in FNF’s stock-based compensation plans, which provide for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. Grants of incentive and nonqualified stock options under these plans have generally provided that options shall vest equally over three years and generally expire ten years after their original date of grant. All options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. However, certain of these plans allow for the option exercise price for each share granted pursuant to a nonqualified stock option to be less than the fair market value of the common stock on the date of grant to reflect the application of the optionee’s deferred bonus, if applicable.
      In 2003, FNF issued to certain FIS employees rights to purchase shares of restricted common stock (Restricted Shares). A portion of the Restricted Shares vest over a five-year period and a portion of the Restricted Shares vest over a four-year period, of which one-fifth vested immediately on the date of grant. The Company recorded stock-based compensation expense of $2.1,million, $2.4 million and $1.5 million in connection with the issuance of Restricted Shares to FIS employees for the years ended December 31, 2005, 2004 and 2003, respectively, which was based on an allocation of compensation expense to the Company for employees and directors who provided services to the Company.
      The Company follows the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), for stock-based employee compensation. Under the fair value method of accounting, compensation cost is measured based on the fair value of the award at the grant date and recognized over the service period. The Company has elected to use the prospective method of transition, as permitted by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (SFAS No. 148). Under this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. The Company has provided for stock-based compensation expense of $20.4 million, $15.4 million and $3.8 million for the years ended December 31, 2005, 2004 and 2003, respectively, which is included in selling, general, and administrative expenses in the Consolidated and Combined Statements of Earnings, as a result of the adoption of SFAS No. 123.
      For purposes of recording compensation expense allocated to the Company relating to FNF options, the fair value for these FNF options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions. The risk free interest rates used in the calculation are the rates that correspond to the weighted average expected life of an option. The risk free interest rate used for options granted during the years ended December 31, 2005, 2004 and 2003 was 4.2%, 3.2% and 2.0%, respectively. A volatility factor for the expected market price of FNF common stock of 27%, 34% and 43% was used for options granted for the years ended December 31, 2005, 2004 and 2003, respectively. The expected dividend yield used for 2005, 2004, and 2003 was 2.4%, 2.5% and 1.4%, respectively. A weighted average expected life of 4.0 years, 3.8 years and 3.5 years was used for 2005, 2004 and 2003 respectively.
      In 2005, the Company adopted the Fidelity National Information Services, Inc. 2005 Stock Incentive Plan (the “Plan”). As of December 31, 2005, there were 8,985,421 options outstanding under this plan at a

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
strike price of $15.63 per share (as adjusted for the .6396 exchange ratio in the Certegy transaction). These stock options were granted at the estimated fair value of the Company’s stock on the grant date based on the price for which the Company sold 32 million shares (a 25% interest) to the financial sponsors in the recapitalization transaction on March 9, 2005. The Plan provides for the grant of stock options and restricted stock, representing up to 10,371,892 shares. The options granted thus far under this plan have a term of 10 years and vest over either a 4 or 5 year period (the “time-based options”) on a quarterly basis or based on specific performance criteria (the “performance-based options”). The time-based options will vest with respect to 1/16 or 1/20 of the total number of shares subject to such time-based options on the last day of each fiscal quarter. The performance based options vest for certain key employees in the event of a change in control or after an initial public offering solely if one of the following targets shall be met: (a) 50% of the total number of shares subject to such performance based options will vest if the public trading value of a share of common stock equals at least $27.36 and (b) 100% of the total number of shares subject to such performance based options will vest if the public trading value of a share of common stock equals at least $31.27, provided the optionee’s service has not terminated prior to the applicable vesting date. For the remaining employees vesting occurs in the event of a change in control or an initial public offering and if the public trading value of common stock equals at least $31.27 provided the optionee’s service with FIS has not terminated prior to the applicable vesting date.
      The following schedule summarizes the stock option activity for year ending December 31, 2005:

		Weighted Average
	Shares	Exercise Price

Balance, December 31, 2004	—	$—
Time-based options granted	4,798,747	15.63
Performance-based options granted	4,199,466	15.63
Exercised	—	—
Cancelled	(12,792)	15.63

Balance, December 31, 2005	8,985,421	$15.63

      The following table summarizes information related to stock options outstanding and exercisable as of December 31, 2005:

December 31, 2005

	Options Outstanding			Options Exercisable

Weighted Average
	Number of	Remaining	Weighted Average	Number of	Weighted Average
Range of Exercise Price	Options	Contractual Life	Exercise Price	Shares	Exercise Price

$15.63	8,985,421	9.32	$15.63	1,070,156	$15.63
      The fair value relating to the time-based options granted by the Company in 2005 was estimated using a Black-Scholes option-pricing model, while the fair value relating to the performance-based options was estimated using a Monte-Carlo option pricing model due to the vesting characteristics of those options, as discussed above. The following assumptions were used for the 4,798,747 time-based options granted in 2005; the risk free interest rate was 4.2%, the volatility factor for the expected market price of the common stock was 44%, the expected dividend yield was zero and weighted average expected life was 5 years. The fair value of each time-based option was $6.79. Since the Company is not publicly traded, the Company relied on industry peer data to determine the volatility assumption and for the expected life assumption, the Company used an average of several methods, including its parent company’s historical exercise history, peer firm data, publicly available industry data and the Safe Harbor approach as stated in the SEC Staff Accounting Bulletin 107. The following assumptions were used for the valuation of the 4,199,466 performance-based options granted in 2005: the risk free interest rate was 4.2%, the volatility factor for the expected market price of the common stock was 44%, the expected dividend yield was zero and the objective time to exercise was 4.7 years with an objective in the money assumption of 2.95 years. It was also expected that the initial public offering

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
assumption would occur within a 9 month period from grant date. The fair value of the performance-based options was calculated to be $5.85.

Kordoba Defined Benefit Plans
      In connection with the Kordoba acquisition, the Company assumed Kordoba’s unfunded, defined benefit plan obligations. These obligations relate to retirement benefits to be paid to Kordoba’s employees upon retirement. On December 31, 2005 and 2004, the benefit obligation is as follows (in thousands):

Benefit obligation as of September 30, 2004	$15,171
Service costs	243
Interest costs	199
Actuarial adjustment and foreign currency loss, net	2,343

Benefit obligation as of December 31, 2004	17,956

Service costs	1,196
Interest costs	853
Benefit payments	(148)
Actuarial adjustment and foreign currency loss, net	3,805

Benefit obligation as of December 31, 2005	$23,662

      The accumulated benefit obligation at December 31, 2005 and 2004 was $22.6 million and $17.1 million, respectively.
      The benefit costs for the year ended December 31, 2005 and the three months from September 30, 2004 (acquisition date) through December 31, 2004 were as follows:

	2005	2004

Service cost	$1,196	$243
Interest cost	853	199

Total benefit costs	$2,049	$442

      The assumptions used to determine benefit obligations at December 31, 2005 and 2004 and the periodic benefit cost for the year ended December 31, 2005 and the three-month period ended December 31, 2004 were as follows (in thousands):

	2005	2004

Discount rate	4.25%	5.25%
Salary projection rate	2.25%	2.25%
      Projected payments relating to these liabilities for the next five years ending December 31, 2010 and the period from 2011 to 2015 are as follows (in thousands):

2006	$381
2007	530
2008	553
2009	681
2010	742
2011 – 2015	6,152

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(15)	Concentration of Risk
      The Company generates a significant amount of revenue from large customers, but only one customer accounted for more than 10% of revenues in any year. That customer accounted for approximately 17.6% of total revenues for the year ended December 31, 2003.
      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, and trade receivables.
      The Company places its cash equivalents with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Investments in commercial paper of industrial firms and financial institutions are rated investment grade by nationally recognized rating agencies.
      Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up the Company’s customer base, thus spreading the trade receivables credit risk. The Company controls credit risk through monitoring procedures.

(16)	Segment Information
      Summarized financial information concerning the Company’s reportable segments is shown in the following tables.
      As of and for the year ended December 31, 2005 (in thousands):

	Financial
	Institution	Default
	Software and	Management	Lender	Information	Corporate
	Services	Services	Services	Services	and Other	Total

Processing and services revenues	$1,624,317	$231,730	$163,972	$771,122	$(25,056)	$2,766,085
Cost of revenues	1,129,902	170,676	107,988	384,719	—	1,793,285

Gross profit	494,415	61,054	55,984	386,403	(25,056)	972,800
Selling, general and administrative costs	156,050	33,063	20,638	168,789	44,083	422,623
Research development costs	113,498	—	—	—	—	113,498

Operating income	224,867	27,991	35,346	217,614	(69,139)	436,679

Total assets	$3,157,448	$89,768	$184,384	$701,329	$56,092	$4,189,021

Goodwill	$1,333,346	$24,219	$61,628	$368,520	$—	$1,787,713

Depreciation and amortization	$236,154	$3,849	$16,718	$42,858	$58	$299,637

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      As of and for the year ended December 31, 2004 (in thousands):

	Financial
	Institution	Default
	Software and	Management	Lender	Information	Corporate
	Services	Services	Services	Services	and Other	Total

Processing and services revenues	$1,269,068	$232,132	$187,836	$648,317	$(5,826)	$2,331,527
Cost of revenues	886,641	182,571	91,510	364,452	—	1,525,174

Gross profit	382,427	49,561	96,326	283,865	(5,826)	806,353
Selling, general and administrative costs	142,855	33,631	20,458	166,121	69,245	432,310
Research and development costs	74,214	—	—	—	—	74,214

Operating income	165,358	15,930	75,868	117,744	(75,071)	299,829

Total assets	$2,951,157	$99,986	$166,817	$695,308	$89,588	$4,002,856

Goodwill	$1,307,126	$20,818	$61,452	$368,361	$—	$1,757,757

Depreciation and amortization	$175,388	$2,256	$6,681	$54,075	$—	$238,400

      As of and for the year ended December 31, 2003 (in thousands):

	Financial
	Institution	Default
	Software and	Management	Lender	Information	Corporate
	Services	Services	Services	Services	and Other	Total

Processing and services revenues	$701,246	$190,107	$368,699	$573,272	$(2,400)	$1,830,924
Cost of revenues	473,760	137,634	145,455	347,120	(2,400)	1,101,569

Gross profit	227,486	52,473	223,244	226,152	—	729,355
Selling, general and administrative costs	78,083	28,585	42,448	142,948	39,687	331,751
Research and development costs	38,345	—	—	—	—	38,345

Operating income	111,058	23,888	180,796	83,204	(39,687)	359,259

Total assets	$1,434,035	$95,437	$225,891	$568,482	$3,240	$2,327,085

Goodwill	$562,660	$20,590	$64,989	$317,774	$—	$966,013

Depreciation and amortization	$100,880	$5,094	$8,360	$29,624	$—	$143,958

Financial Institution Software and Services
      The Financial Institution Software and Services segment focuses on two primary markets, financial institution processing and mortgage loan processing. Revenue from financial institution processing was $1,283.1 million, $952.3 million and $467.0 million, and revenue from mortgage loan processing was $341.2 million, $316.8 million and $234.2 million in 2005, 2004 and 2003, respectively. The primary applications are software applications that function as the underlying infrastructure of a financial institution’s processing environment. These applications include core bank processing software, which banks use to maintain the primary records of their customer accounts, and core mortgage processing software, which banks use to process and service mortgage loans. This segment also provides a number of complementary applications and services that interact directly with the core processing applications, including applications that facilitate interactions between the segment’s financial institution customers and their clients. Included in this segment were $184.3 million, $132.8 million and $62.3 million in sales to non-U.S. based customers in 2005, 2004 and 2003, respectively.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Default Management Services
      The Default Management Services segment also provides services to national lenders and loan servicers. These services allow customers to outsource the business processes necessary to take a loan and the underlying real estate securing the loan through the default and foreclosure process.

Lender Services
      The Lender Services segment offers customized outsourced business process and information solutions to national lenders and loan servicers. This business provides loan facilitation services, which allow customers to outsource their title and closing requirements in accordance with pre-selected criteria, regardless of the geographic location of the borrower or property. Depending on customer requirements, the Company performs these services both in the traditional manner involving many manual steps, and through more automated processes, which significantly reduce the time required to complete the task. During 2005 and 2004, in accordance with SFAS No. 144, the Company determined that the carrying value of certain of its intangible assets, software and license fees may not be recoverable and recorded an expense of $9.3 million and $6.3 million, respectively, relating to the impairment of these assets. Such expenses are included in other operating expenses in the Consolidated Statements of Earnings for the years ended December 31, 2005 and 2004.

Information Services
      In the Information Services segment, the Company operates a property data business and a real estate-related services business. Revenues from property data products were $212.2 million, $197.4 million and $187.7 million in 2005, 2004 and 2003, respectively. Revenues from real estate related services were $558.9 million, $450.9 million and $385.6 million in 2005, 2004 and 2003, respectively. The Company’s property data and real estate-related information services are utilized by mortgage lenders, investors and real estate professionals to complete residential real estate transactions throughout the U.S. The Company offers a comprehensive suite of applications and services spanning the entire home purchase and ownership life cycle, from purchase through closing, refinancing, and resale.

Corporate and Other
      The Corporate and Other segment consists of the corporate overhead costs, including interest costs that are not allocated to any operating segments.
(17) Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”), which requires that compensation cost relating to share-based payments be recognized in the Company’s financial statements. The Company will adopt this standard effective January 1, 2006. The Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), for stock-based employee compensation, effective as of the beginning of 2003. The Company elected to use the prospective method of transition, as permitted by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS No. 148”). Under this method, stock-based employee compensation cost is recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. SFAS No. 123R does not allow for the prospective method, but requires the recording of expense relating to the vesting of all unvested options beginning January 1, 2006. Since the Company adopted SFAS No. 123 in 2003, the impact of recording additional expense in 2006 under SFAS No. 123R relating to options granted prior to January 1, 2003 is insignificant.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(18)	Subsequent Events

Merger with Certegy Inc.
      On September 14, 2005, the Company entered into a definitive merger agreement with Certegy under which the Company and Certegy would combine operations to form a single publicly traded company which will be called Fidelity National Information Services, Inc. (NYSE:FIS). Certegy is a payment processing company headquartered in St. Petersburg, Florida.
      On January 26, 2006, Certegy’s shareholders approved the Merger which was consummated on February 1, 2006.
      As a result of the merger, the Company is one of the largest providers of processing services to U.S. financial institutions, with market-leading positions in core processing, card issuing services, check risk management, mortgage processing, and lending services. It is able to offer a diversified product mix, and management believes that it will benefit from the opportunity to cross-sell products and services across the combined customer base and from the expanded international presence and scale. Management also expects to achieve cost synergies in, among other things, corporate overhead, compensation and benefits, technology, vendor management and facilities.
      Under the terms of the merger agreement, the Company was merged into a wholly owned subsidiary of Certegy in a tax-free merger, and all of the Company’s outstanding stock was converted into Certegy common stock. As a result of the merger:

•	The Company’s shareholders owned approximately 67.4% of the combined company’s outstanding common stock immediately after the merger, while Certegy’s pre-merger shareholders owned approximately 32.6%,

•	FNF itself now owns approximately 50.7% of the combined company’s outstanding common stock, and

•	the combined company’s board of directors was reconstituted so that a majority of the board now consists of directors designated by the Company’s stockholders.
      In connection with the merger, Certegy amended its articles of incorporation to increase the number of authorized shares of capital stock from 400 million shares to 800 million shares, with 600 million shares being designated as common stock and 200 million shares being designated as preferred stock. Additionally, Certegy amended its Employee Stock Plan to increase the total number of shares of common stock available for issuance under the current stock incentive plan by an additional 6 million shares, and to increase the limits on the number of options, restricted shares, and other awards that may be granted to any individual in any calendar year. These changes were approved by Certegy’s shareholders on January 26, 2006.
      As part of the merger transaction, Certegy declared a $3.75 per share special cash dividend that was paid to Certegy’s pre-merger shareholders. This dividend, totaling $239.1 million, was paid by Certegy at the consummation of the merger.
      Generally accepted accounting principles in the U.S. require that one of the two companies in the transaction be designated as the acquirer for accounting purposes. The Company has been designated as the accounting acquirer because immediately after the merger, its shareholders held more than 50% of the common stock of the combined company. As a result, the merger will be accounted for as a reverse acquisition under the purchase method of accounting. Under this accounting treatment, the Company will be considered the acquiring entity and Certegy will be considered the acquired entity for financial reporting purposes. The financial statements of the combined company after the merger will reflect the Company’s financial results on a historical basis and will include the results of operations of Certegy from February 1, 2006.
      The purchase price was based on the number of outstanding shares of common stock of Certegy on February 1, 2006, the date of consummation of the merger, valued at $33.38 per share (which is the average of the trading price of Certegy common stock two days before and two days after the announcement of the

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
merger on September 15, 2005 of $37.13, less the $3.75 per share special dividend declared prior to closing). The purchase price also includes an estimated fair value of Certegy’s stock options and restricted stock units outstanding at the transaction date.
      The estimated total purchase price is as follows (in millions):

Value of Certegy’s common stock	$2,121.0
Value of Certegy’s stock options and restricted stock units	47.2
Former FIS’ estimated transaction costs	6.7

$2,174.9

      The purchase price will be allocated to Certegy’s tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of February 1, 2006. Management expects that the fair value of the net assets acquired will be lower than the purchase price, and as a result, goodwill will be recorded for the amount that the purchase price exceeds the fair value of the net assets acquired. The preliminary allocation is as follows (in millions):

Tangible assets	$574.7
Computer software	138.8
Intangible assets	657.5
Goodwill	1,883.4
Liabilities assumed	(1,079.5)

Total purchase price	$2,174.9

      The following summarizes transactions triggered by the completion of the merger that impact the purchase price allocation as they became liabilities assumed by the Company (in millions):

Change of control payments to certain executive officers of Certegy	$27.4
Consideration for cancellation of certain other change of control agreements	11.6
Certegy supplemental retirement plan payments to terminated participants	1.7
Funding for life insurance coverage for certain officers and employees of Certegy	3.0
Estimated severance payments to certain Certegy employees	10.0
Assumption of liability for Certegy transaction fees to its financial advisors	13.6
Purchase of six-year “tail” directors’ and officers’ run-off insurance policy	2.5

$69.8

      The Company is still evaluating certain lease agreements and vendor arrangements of Certegy. The results of this evaluation may impact those arrangements and the purchase price allocation. Decisions regarding the closure of duplicate facilities, employee relocation, or vendor contract terminations could result in an increase in the assumed liabilities and an increase in goodwill.
      Also, the Merger triggered the performance criteria relating to FIS’s stock option grant made in March 2005 and these awards will vest if the trading value of the Company’s stock remains above $31.27 for 45 days following the Merger. Based on the current trading value of the Company’s stock, the Company expects to record a charge of approximately $24.5 million in the first quarter of 2006.
      Selected unaudited pro forma combined results of operations for the year ended December 31, 2005, assuming the above merger, the acquisitions (see note 3) and the recapitalization and sale of equity interest

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
(see note 2) had occurred as of January 1, 2005, and using actual general and administrative expenses prior to the acquisition, are set forth below (in thousands):

Year Ended
December 31,
2005

Total revenue	$3,883,226
Net earnings	$249,448
Pro forma earnings per share — basic	$1.31
Pro forma earnings per share — diluted	$1.30
      Selected unaudited proforma balance sheet information as of December 31, 2005 is as follows (in thousands):

December 31,
2005

Total assets	$7,443,386
Long term debt	$2,758,336
Shareholders’ equity	$2,862,836